                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _1____)*


                    Security Associates International, Inc.
      -----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
      -----------------------------------------------------------------
                         (Title of Class of Securities)

                                  813 764 3005
                ---------------------------------------------
                                 (CUSIP Number)

                                    12-31-98
      -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 pages
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                                  SCHEDULE 13G

Cusip No. 813 764 3005                                         Page 2 of 5 pages

1        Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only) TJS Partners, L.P./
         Thomas J. Salvatore(1)

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         A New York Limited Partnership/USA Citizen
--------------------------------------------------------------------------------
                      5       Sole Voting Power

                                  6,665,943(1)(2)
                      ----------------------------------------------------------
     Number of

       Shares         6       Shared Voting Power

    beneficially                    -0-
                      ----------------------------------------------------------
       owned          7       Sole Dispositive Power

      by each                     6,665,943(1)(2)
                      ----------------------------------------------------------
     reporting        8       Shared Dispositive Power

    person with:                    -0-
                      ----------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person

          6,665,943(2)(3)
--------------------------------------------------------------------------------
10        Check Box if the Aggregate amount in Row (9) Excludes Certain
          Shares*                                                            [ ]
--------------------------------------------------------------------------------
11        Percent of Class Represented by Amount in Row (9)

          50.8%
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12        Type of Reporting Person*

          PN/IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
     (1)Mr. Salvatore is the managing partner of TJS Management, L.P. which is the General Partner of TJS Partners, L.P. Accordingly, Mr. Salvatore has the power to direct the voting and disposition of all shares held by TJS Partners, L.P.

     (2)Assumes conversion of 66,659.43 shares of convertible preferred stock at a conversion rate of 100 shares of common stock for each share of convertible preferred stock.

     (3)TJS Partners, L.P. also holds "mirror options" pursuant to a Standby Option and Warrant Agreement dated 9/5/96 and amended 12/31/96 to purchase shares of convertible preferred stock equivalent to 1/100 of the number of shares of common stock actually purchased by certain other option holders, at the same prices. The TJS Option is exercisable as of the actual dates of exercise of the other options, based upon the actual numbers of shares purchased by the other options holders. Assuming the maximum number of shares had been purchased by such other options holders, as of 1/1/99 TJS would have had the option to purchase 2,150 additional shares of convertible preferred stock (equivalent to 215,000 shares of common stock) at an aggregate price of $296,250.00.

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       Answer every item.  If an item is inapplicable or the answer is in the negative, so state.

ITEM 1(a)  Name of Issuer:

           Security Associates International, Inc.
           ---------------------------------------------------------------------

ITEM 1(b)  Address of Issuer's Principal Executive Offices:

           2101 S. Arlington Heights Rd., Suite 100, Arlington Heights, IL 60005
           ---------------------------------------------------------------------

ITEM 2(a)  Name of Person Filing:

           TJS Partners, L.P /Thomas J. Salvatore
           ---------------------------------------------------------------------

ITEM 2(b)  Address of Principal Business Office or, if None, Residence:

           115 East Putnam Avenue, Greenwich, CT 06830
           ---------------------------------------------------------------------

ITEM 2(c)  Citizenship:

           A New York Limited Partnership / USA
           ---------------------------------------------------------------------
ITEM 2(d)  Title of Class of Securities:

           Common Stock
           ---------------------------------------------------------------------
ITEM 2(e)  CUSIP Number:

           813 764 3005
           ---------------------------------------------------------------------

ITEM 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check  Whether The Person Filing is a:   Not Applicable.

        (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange
                  Act.

        (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

        (e)  [ ]  An investment adviser in accordance with Rule 13-d
                  (b)(1)(ii)(E);


        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


ITEM 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
        (a)   Amount beneficially owned:  6,665,943 (2)(3)
                                          ----------------

        (b)   Percent of class: 50.8%
                                --------------

        (c)   Number of shares as to which the person has:


        (i)   Sole power to vote or to direct the vote      6,665,943 (1)(2)
                                                       ---------------------

        (ii)  Shared power to vote or to direct the vote   -0-
                                                         -------------------

        (iii) Sole power to dispose or to direct the disposition of 6,665,943(1)(2)
                                                                    ---------------

        (iv)  Shared power to dispose or to direct the disposition of   -0-
                                                                      ----------

ITEM 5. Ownership of Five Percent or Less of a Class.


        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

             Not Applicable


ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable

ITEM 8. Identification and Classification of Members of the Group.

             Not Applicable

ITEM 9. Notice of Dissolution of Group.

             Not Applicable

ITEM 10.     Certifications.


        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   2/11/99
                                                   -------------------------
                                                         (Date)



                                                       (Signature)
                                            Howard Schickler, as
                                            Attorney-in-Fact, under a Power of
                                            Attorney dated October 17, 1997, for
                                            Thomas J. Salvatore, Individually,
                                            and as Managing General partner
                                            of TJS Management, L.P., the General
                                            Partner of TJS Partners,  L.P.

                                                     (Name and Title)


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